Exhibit 99.3

Tarena International, Inc.

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: TEDU)

(the “Company”)

Proxy forM FOR the Extraordinary General Meeting of the Company (or any adjournment thereof, the “extraordinary general meeting”) To Be Held at Conference Room 1, 6/F, No. 1 Andingmenwai Street, Litchi Tower, Chaoyang District, Beijing 100011, People’s Republic of China on February 20, 2024 at 10 A.M. (Beijing time)

I/We,

Please Print Name(s)

of

Please Print Address(es)

the undersigned, being the registered holder(s) of _____________________ Class ___ Ordinary Shares (Note 1), par value US$0.001 per share, of Tarena International, Inc. (the “Company”), hereby appoint the Chairman of the Extraordinary General Meeting(Note 2) or _________________________ of ______________________________________________ as my/our proxy to attend and act for me/us at the Extraordinary General Meeting and at any adjournment(s) or postponement(s) thereof, and in the event of a poll voting, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

PROPOSALS	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN (Note 3)

As a SPECIAL RESOLUTION:

THAT: (a) subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands (the “Registrar”) being obtained, the name of the Company be changed from “Tarena International, Inc.” to “TCTM Kids IT Education Inc.” with effect from the date on which the Registrar enters the new name in the Register of Companies in place of the current name of the Company and issues the certificate of incorporation on change of name (the “Change of Company Name”); and (b) any one or more of the directors of the Company, acting collectively and individually, be and are hereby authorized to take all such steps, do all such acts, matters and things and to sign, execute (under hand, as a deed or under seal (where required)) and deliver all such documents which he/she may in his/her absolute discretion, consider necessary, appropriate, desirable or expedient in connection with or to implement or give effect to the Change of Company Name and to attend any necessary registration and/or filing for and on behalf of the Company.”

[1]	Please insert the NUMBER of and the CLASS of shares (i.e., Class A or Class B) registered in your name(s) to which this proxy relates. If no number and/or class is inserted, this proxy form will be deemed to relate to all the shares in the Company registered in your name(s).
[2]	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.
[3]	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “ABSTAIN.” And write down the number of shares you wish to allocate in each box if you wish to allocate your votes partially “FOR”, partially “AGAINST” and/or partially “ABSTAIN”. Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion.

Dated	Signature(s) (Note 4)

This proxy FORM must be duly completed and DEPOSITED AT 6/F, No. 1 Andingmenwai Street, Litchi Tower, Chaoyang District, Beijing 100011, People’s Republic of China noT less than 48 hours before the time appointed for the holding of the Extraordinary General Meeting.

[4]	This proxy form must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be executed under the hand of a director, an officer or an attorney duly authorized to sign the same.